Exhibit 99.1

Renalytix Appoints Ann Berman to its Board of Directors

Berman serves on the board of Loews Corporation, is a member of board of trustees of Beth Israel Deaconess, and is a former chief financial officer of Harvard University

NEW YORK and SALT LAKE CITY, July 28, 2021 – Renalytix plc (NASDAQ: RNLX) (LSE: RENX) today announced the appointment of Ann E. Berman to its board of directors. She will chair the board’s audit committee and serve as member of the nomination committee.

Ms. Berman currently serves on the board of directors and as a member of the audit committee of Loews Corporation (NYSE: L), a $14.5 billion market capitalization company with subsidiaries that include CNA Financial. In addition, Ms. Berman is a member of the board of trustees of Beth Israel Deaconess Medical Center, where she is the chair of the compliance and risk committees and Immuneering Corporation where she chairs the audit committee.

“We are delighted to have a professional of Ann’s capabilities on board as Renalytix enters into a substantial growth phase,” said Christopher Mills, interim chairman, Renalytix. “Her leadership and operational experience will be invaluable to helping us drive shareholder value.”

Ms. Berman commented, “Renalytix is doing important and exciting work in improving the care and treatment of kidney disease. I am very pleased to contribute my expertise to advancing the company and supporting its goals.”

Preceding her retirement in 2009, Ms. Berman served as chief financial officer of Harvard University. During her tenure at Harvard, Ms. Berman was responsible for financial strategy, policy and planning, financial reporting and operations, treasury and risk management, and various audit functions. As part of her role, she served on the board of Harvard Management Company, the investment management firm for Harvard University’s endowment. Before joining Harvard University, from 1978 to 1985, Ms. Berman was a partner with Richard A. Eisner & Co., an accounting firm. She began her career in finance at Price Waterhouse & Co.

Ms. Berman is a certified public accountant who is qualified as a financial expert for audit committee leadership, with extensive experience overseeing audit-related matters, enterprise risk management, internal audit, cybersecurity, and compliance. Ms. Berman earned a B.A. in French language and literature at Cornell University, Phi Beta Kappa, and an M.B.A. with a concentration in accounting from the University of Pennsylvania’s Wharton School of Business.

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. The Company’s lead product is KidneyIntelX, which has been granted Breakthrough Designation by the U.S. Food and Drug Administration and which is being designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.

Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the potential for KidneyIntelX to receive regulatory approval from the FDA, the commercial prospects of KidneyIntelX, if approved, including whether KidneyIntelX will be successfully distributed and marketed, our expectations regarding reimbursement decisions, our plans for expansion of our business and the ability of KidneyIntelX to curtail costs of chronic and end-stage kidney disease, optimize care delivery and improve patient outcomes. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 28, 2020, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Media Contacts:

United States:

Jennifer Moritz

Zer0 to 5ive for Renalytix

(917) 748-4006

jmoritz@0to5.com

Outside of the United States:

Walbrook PR Limited

Paul McManus / Lianne Cawthorne

Tel: 020 7933 8780 or renalytix@walbrookpr.com

Mob: 07980 541 893 / 07584 391 303

AIM Rule regulatory disclosures

In accordance with Schedule 2(g) of the AIM Rules, Ann Elyse Berman (aged 69) holds or has held in the past 5 years the following directorships and partnerships:

Current	Past 5 years

Loews Corporation	Cantel Medical Corporation

Beth Israel Deaconess Medical Center	Eaton Vance Corporation

Immuneering Corporation

Save for the disclosures above, there are no further disclosures to be made in accordance with AIM Rule 17 and Schedule 2(g) of the AIM Rules.